UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

THE BEAR STEARNS COMPANIES INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

073902108

(CUSIP Number)

Thomas B. Youth

c/o Tavistock Group

P.O. Box 9000

9350 Conroy-Windemere Road

Windemere, Florida 34786

Telephone Number: (407) 909-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 073902108	13D (Amendment No. 2)	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Aquarian Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 650,000 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 650,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D (Amendment No. 2)	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Cambria Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 1,475,300 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 1,475,300 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,300 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.27% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D (Amendment No. 2)	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Darcin Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 1,537,700 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 1,537,700 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,700 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.33% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D (Amendment No. 2)	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Mandarin, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 5,110,182 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 5,110,182 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,110,182 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.42% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D (Amendment No. 2)	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Nivon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 2,280,281 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 2,280,281 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,281 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.97% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 073902108	13D (Amendment No. 2)	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 11,053,463 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 11,053,463 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,053,463 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57% (see Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

The Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $1.00 per share (the “Shares”) of The Bear Stearns Companies Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 383 Madison Avenue, New York, New York 10179. This Amendment is filed jointly pursuant to Commission Rule 13d-1(k)(1) by Aquarian Investments Ltd. (“Aquarian”), Cambria Inc. (“Cambria”), Darcin Inc. (“Darcin”), Mandarin, Inc. (“Mandarin”), Nivon Inc. (“Nivon”), and Joseph Lewis (collectively, the “Reporting Persons”) and amends the Schedule 13D originally filed by the Reporting Persons on September 10, 2007 (the “Initial 13D”), as amended by Amendment No. 1 to the Initial 13D filed by the Reporting Persons on December 7, 2007 (“Amendment No. 1”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Aquarian, Cambria, Darcin, Mandarin, Nivon and Joseph Lewis may be deemed the beneficial owners in the aggregate of 11,053,463 Shares owned directly by Aquarian, Cambria, Darcin, Mandarin and Nivon. The aggregate purchase price for the 11,053,463 Shares was approximately $1,186,108,066 and was paid out of working capital by the respective purchasers.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of December 24, 2007, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,053,463 Shares, representing 9.57% of the Issuer’s outstanding Shares (based on 115,461,065 Shares stated to be outstanding as of October 8, 2007 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 10, 2007). Aquarian, Cambria, Darcin, Mandarin and Nivon have shared voting power and shared dispositive power with regard to the 650,000, 1,475,300, 1,537,700, 5,110,182 and 2,280,281 Shares, respectively, that they own directly. Joseph Lewis has shared voting power and shared dispositive power with regard to each of the Shares owned directly by Aquarian, Cambria, Darcin, Mandarin and Nivon.

Set forth below are the number of Shares, trading dates and average price per Share for all transactions in the Shares made by Aquarian, Cambria, Darcin, Mandarin and Nivon since the filing of Amendment No. 1. Except as indicated, all transactions were open market transactions and were effected on the New York Stock Exchange.

Name	Number of Shares Purchased (Sold)	Date	Price per Share
Mandarin	(30,000)	12/6/07	$93.0121
Mandarin	15,000	12/6/07	$94.4414
Mandarin	31,800	12/18/07	$110.0000	*
Mandarin	52,000	12/18/07	$110.0000	*
Mandarin	(39,790)	12/19/07	$92.8959
Mandarin	169,200	12/20/07	$89.0843
Mandarin	193,500	12/20/07	$110.0000	*
Mandarin	72,300	12/20/07	$105.0000	*
Mandarin	15,000	12/20/07	$100.0000	*
Darcin	5,000	12/20/07	$100.0000	*
Mandarin	228,600	12/21/07	$110.0000	*
Mandarin	33,000	12/21/07	$110.0000	*
Mandarin	285,600	12/21/07	$105.0000	*
Mandarin	10,000	12/21/07	$105.0000	*
Mandarin	165,400	12/21/07	$100.0000	*
Darcin	65,000	12/21/07	$100.0000	*
Mandarin	70,000	12/21/07	$95.0000	*
Darcin	328,400	12/21/07	$95.0000	*
Darcin	130,400	12/21/07	$90.0000	*

*	Represents shares acquired pursuant to exercise of options by option counterparty.

Only Aquarian, Cambria, Darcin, Mandarin and Nivon have the right to receive dividends and the proceeds from the sale of the Shares beneficially owned by the respective Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated December 26, 2007, by and among Aquarian Investments Ltd., Cambria Inc., Darcin Inc., Mandarin, Inc., Nivon Inc. and Joseph Lewis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007	AQUARIAN INVESTMENTS LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

CAMBRIA INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

DARCIN INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

MANDARIN, INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

NIVON INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated December 26, 2007, by and among Aquarian Investments Ltd., Cambria Inc., Darcin Inc., Mandarin, Inc., Nivon Inc. and Joseph Lewis.